(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	May 26, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Christian Sandoe

RE: Colchester Street Trust (the trust):
Treasury Only Portfolio Treasury Portfolio Government Portfolio Prime Money Market Portfolio Money Market Portfolio Tax-Exempt Portfolio (the funds)
File Nos. (002-74808) and (811-03320)
Post-Effective Amendment No. 49

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 49 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statement of Additional Information for Class I, Class II, Class III, and Select Class of Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money Market Portfolio, and Tax-Exempt Portfolio. Each fund's Prospectus and SAI, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 48. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended March 31, 2005.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 48, update standard disclosure, and implement editorial changes.

An effective date of May 29, 2005 is elected by the trust pursuant to Rule 485(b).

Please contact Jeanette Webster at (617) 392-2662 in connection with any questions or comments regarding this filing.

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/s/ James Palma
James Palma
Legal Product Group